KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Canada
Tel 905 265 5900
Fax 905 265 6390

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Docebo Inc.

We consent to the use of:
•our report dated February 26, 2026 on the consolidated financial statements of Docebo Inc. (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2025 and December 31, 2024, the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes,
•our report dated February 26, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-251417 on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Vaughan, Canada
February 27, 2026